UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Repurchase of Own Shares

through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Tokyo, May 16, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that, with respect to the repurchase of own shares resolved at its Board of Directors today pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG, it has determined a specific repurchase method as set forth below.

1.	Method of Repurchase

MUFG will commission the purchase through the Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange at 8:45 AM on May 17, 2016, at a price of JPY 497.5, the closing price as of today, May 16, 2016 (no change will be made to the trading system or transaction time). The purchase order will be valid only at the transaction time specified above.

2.	Outline of Repurchase

(1)	Type of shares to be repurchased: Ordinary shares of MUFG

(2)	Aggregate number of shares to be repurchased: 40,000,000 shares

(Note 1)	The aggregate number of shares to be repurchased will not be changed. A part of, or whole number of, the shares may not be repurchased due to market conditions, etc.

(Note 2)	The purchase will be made for the sale orders corresponding to the number of shares to be repurchased.

(Note 3)	During the period from the day immediately following the repurchase date (May 17, 2016) until June 30, 2016, MUFG intends to continue to repurchase its own shares through market purchases based on the discretionary dealing contract regarding repurchase of own shares, up to the aggregate number of shares to be repurchased and the aggregate amount of repurchase price, each resolved at the Board of Directors set forth below, reduced by the aggregate number of, and the aggregate amount of repurchase price of, shares repurchased through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange set forth above, respectively.

3.	Announcement of Result of Repurchase

The result of the share repurchase will be announced after completion of the transaction at 8:45 AM on May 17, 2016.

(Reference) Contents of the resolution of the meeting of the Board of Directors held on May 16, 2016

(1) Type of shares to be repurchased:	Ordinary shares of MUFG

(2) Aggregate number of shares to be repurchased:	Up to 230,000,000 shares (Equivalent to 1.67% of the total number of issued shares (excluding own shares))

(3) Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

(4) Repurchase period:	From May 17, 2016 to June 30, 2016

(5) Repurchase method:	Market purchases

*            *             *

Contact:

    Mitsubishi UFJ Financial Group    Corporate Communications Division    Media Relations Office

    81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.